VIA EDGAR

June 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Alexander King

Re:	Meta Materials Inc.

Acceleration Request for Registration Statement on Form S-3

Filed June 2, 2022

File No. 333-265371

Acceleration Request

Requested Date:    June 10, 2022

Requested Time:    4:30 P.M. Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meta Materials Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-265371) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Robert Wernli at (619) 361-4805.

Sincerely,
Meta Materials Inc.

/s/ Kenneth Rice
Kenneth Rice
Chief Financial Officer and Chief Operating Officer

cc:	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.